UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 333-255642

EVOME MEDICAL TECHNOLOGIES INC.

(Translation of registrant's name into English)

49 Natcon Drive

Shirley, New York 11967, United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Annual General and Special Meeting of Shareholders dated October 4, 2024 and Management Information Circular
99.2	Form of Proxy
99.3	Certificate of Financial Officer pursuant to Section 2.20 of National Instrument 54-101, dated October 18, 2024
99.4	Press Release dated November 8, 2024
99.5	Amended and Restated Equity Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOME MEDICAL TECHNOLOGIES INC.

Date: November 11, 2024	By: /s/ Michael Seckler Name: Michael Seckler Title: Chief Executive Officer